ISSUER FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION NO. 333-218635

URSTADT BIDDLE PROPERTIES INC.
5.875% SERIES K CUMULATIVE REDEEMABLE PREFERRED STOCK
(LIQUIDATION PREFERENCE $25.00 PER SHARE)

Final Pricing Term Sheet
September 26, 2019

Issuer:	Urstadt Biddle Properties Inc.

Security:	5.875% Series K Cumulative Redeemable Preferred Stock (the “Series K Preferred Stock”). This is the initial issuance of the Series K Preferred Stock.

Shares Offered:	4,000,000 shares (4,600,000 shares if the overallotment option is exercised in full)

Trade Date:	September 26, 2019

Settlement and Delivery Date:	October 1, 2019 (T+3)

Public Offering Price:	$25.00 per share; $100,000,000 total (assuming the overallotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $3,150,000 total (assuming the overallotment option is not exercised)

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $96,850,000 total (assuming the overallotment option is not exercised)

Dividend Rate:	5.875% per annum of the $25.00 liquidation preference ($1.4688 per annum per share)

Dividend Payment Date:	On or about January 31, April 30, July 31 and October 31 of each year. The first dividend on the Series K Preferred Stock is payable on January 31, 2020, with respect to the period from, and including, the date of original issue of the Series K Preferred Stock to, but excluding, January 31, 2020, in the amount of $0.4896 per share.

Liquidation Preference:	$25.00 per share liquidation preference, plus an amount equal to any accrued and unpaid dividends to, but excluding, the date of payment

Optional Redemption:	The Series K Preferred Stock is not redeemable by the Issuer prior to October 1, 2024, except under circumstances where it is necessary to preserve the Issuer’s status as a REIT for U.S. federal income tax purposes and except as described below upon the occurrence of a Change of Control. On and after October 1, 2024, the Issuer may, at its option, redeem shares of the Series K Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends to, but excluding, the date fixed for redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined in the preliminary prospectus supplement), the Issuer may, at its option and subject to certain conditions, redeem the Series K Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for a cash redemption price per share of Series K Preferred Stock equal to $25.00 plus all accrued and unpaid dividends thereon (whether or not declared) to, but not including, the redemption date.

Change of Control:	Occurs when, after the original issuance of the Series K Preferred Stock, the following have occurred and are continuing:

●the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, other than Exempted Persons (as defined in “Description of the Series K Preferred Stock – Special Optional Redemption” in the preliminary prospectus supplement), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions, of shares of the Issuer’s common stock and Class A common stock entitling that person to exercise more than 50% of the total voting power of all outstanding shares of the Issuer’s common stock and Class A common stock entitled to vote generally in the election of directors (and such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

●following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed or quoted on the NYSE, the NYSE American or the NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or the NASDAQ.

Shares of Series K Preferred Stock designated for redemption will not be eligible to be converted upon the occurrence of a Change of Control as described below.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of the Series K Preferred Stock will have the right (unless, prior to the applicable conversion date, the Issuer has provided notice of its election to redeem such shares of Series K Preferred Stock) to convert all or part of the shares of Series K Preferred Stock held by such holder on the applicable conversion date into a number of shares of Class A common stock for each share of Series K Preferred Stock equal to the lesser of:

●the quotient obtained by dividing (i) the sum of $25.00 plus the amount of any accrued and unpaid dividends thereon (whether or not declared) to, but not including, the applicable conversion date (unless the applicable conversion date is after a record date set for payment of a dividend on the Series K Preferred Stock and on or prior to the corresponding dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Class A Common Share Price (as defined in the preliminary prospectus supplement); and

●2.1035, or the Share Cap, subject to adjustments to the Share Cap for any splits, subdivisions or combinations with respect to the Class A common stock;

in each case, on the terms and subject to the conditions described in the preliminary prospectus supplement, including provisions for the receipt, under specified circumstances, of alternative consideration as described in the preliminary prospectus supplement. See “Description of the Series K Preferred Stock — Conversion Rights.”

Use of Proceeds:	The Issuer intends to use a portion of the net proceeds of this offering to fund the redemption of all of the outstanding shares of its Series G preferred stock. The Issuer intends to use the remaining net proceeds for other general corporate purposes, which may include the repayment of outstanding indebtedness, including borrowing under its credit facility; the funding of capital improvements to its existing properties; and the acquisition of additional properties. Pending the use of the net proceeds as described above, the Issuer may use the net proceeds to make investments in short-term income-producing securities that are consistent with its qualification as a REIT.

Proposed NYSE Listing Symbol:	UBPPRK

CUSIP:	917286 874

ISIN:	US9172868740

Joint Book-Running Managers:	Wells Fargo Securities, LLC BMO Capital Markets Corp.

Co-Managers:	B. Riley FBR, Inc. D. A. Davidson & Co. BNY Mellon Capital Markets, LLC Deutsche Bank Securities Inc. Sandler O’Neill & Partners, L.P.

The Issuer has filed a registration statement on Form S-3 (Registration No. 333-218635), including a base prospectus dated June 26, 2017 and a preliminary prospectus supplement, dated September 26, 2019, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from (i) Wells Fargo Securities, LLC, by calling toll-free 1-800-645-3751 or by e-mail to wfscustomerservice@wellsfargo.com, or (ii) BMO Capital Markets Corp., by calling toll-free 1-800-414-3627 or by e-mail to bmoprospectus@bmo.com.